

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2021

Eyal Shamir
Chief Executive Officer
IceCure Medical Ltd.
7 Ha'Eshel St., PO Box 3163
Caesarea, 3079504 Israel

> **Re: IceCure Medical Ltd.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form F-1**
> **Submitted July 23, 2021**
> **CIK 0001584371**

Dear Mr. Shamir:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted July 23, 2021

Cover page

1. We note your response to comment 2. Please disclose on the cover page your status as a controlled company under Nasdaq listing rules.

       You may contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Oded Har-Even, Esq.